                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             Bandag, Inc., Class A
                          -----------------------------
                                (NAME OF ISSUER)


                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)


                                    059815308
                          -----------------------------
                                 (CUSIP Number)


                                December 31, 1998
                          -----------------------------
                                     (Date)


        Check the following box if fee is being paid with this statement


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CUSIP NO. 059815308
          ---------
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1)  Names of Reporting Persons                  I.R.S. No. 31-0738296
    S.S. or I.R.S. Identification Nos. of       BANK ONE CORPORATION
    Above Persons

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2)  Check the Appropriate Box if a
    Member of a Group                           (a)
    (See Instructions)                              ---------------------
                                                (b)
                                                    ---------------------

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3)  SEC Use only

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4)  Citizenship or Place of
    Organization                                ILLINOIS

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Number of Shares          (5) Sole Voting Power              845,540
Beneficially                                             ---------------
Owned by                  (6) Shared Voting Power               0
Each Reporting                                           ---------------
Person with               (7) Sole Dispositive Power         841,140
                                                         ---------------
                          (8) Shared Dispositive Power         1,000
                                                         ---------------

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9)  Aggregate Amount Beneficially                             845,540
    Owned by Each Reporting Person                       ---------------

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10) Check if the Aggregate Amount
    in Row (9) Excludes Certain
    Shares (See Instructions)

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11) Percent of Class Represented
    by Amount in Row 9                                         7.69%
                                                         ---------------

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12) Type of Reporting Person
    (See Instructions)                                           HC
                                                         ----------------
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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1

Item 1(a)  Name of Issuer:                                  Bandag, Inc.
                                                     ---------------------------

Item 1(b)  Address of Issuer's principal executive
           offices:                                  2905 North Hwy 61
                                                     ---------------------------
                                                     Muscatine, IA
                                                     ---------------------------
                                                     52761-5886
                                                     ---------------------------

Item 2(a)  Name of person filing:                    BANK ONE CORPORATION

Item 2(b)  Address of principal business office or,  One First National Plaza
           if none residence:                        Chicago, IL 60670

Item 2(c)  Citizenship:                              Not Applicable

Item 2(d)  Title of class of securities:             Common Stock
                                                     ---------------------------

Item 2(e)  CUSIP No.:                                059815308
                                                     ---------------------------

Item 3.    This statement is filed pursuant to Rule 13d-1(c).

Item 4.    Ownership

           This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Bandag, Inc., Class A
                            ---------------------------------------------------
                                                                               :
           --------------------------------------------------------------------

           (a) Amount beneficially owned:                      845,540
                                                     ---------------------------
           (b) Percent of class                                  7.69%
                                                     ---------------------------

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:       845,540
                                                                  --------------
               (ii)  Shared power to vote or to direct the vote:        0
                                                                  --------------
               (iii) Sole power to dispose or to direct the
                     disposition of:                                 841,140
                                                                  --------------
               (iv)  Shared power to dispose or to direct the
                     disposition of:                                   1,000
                                                                  --------------
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Item 5.  Ownership of 5 percent or less of a Class.                      N/A
                                                                       ---------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.   N/A
                                                                       ---------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

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                                NBD BANK (Indiana, NA)
                                NBD BANK (Michigan)
                                Pegasus Funds

Item 8.  Identification and Classification of Members of the Group.      N/A
                                                                       ---------

Item 9.  Notice of Dissolution of Group.                                 N/A
                                                                       ---------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:   2/1/99
      -------------

                                         BANK ONE CORPORATION

                                         By: /s/ DAVID J. KUNDERT
                                             David J. Kundert
                                             EXECUTIVE VICE PRESIDENT